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                            October 28, 2021

       Werner Lanthaler
       Chief Executive Officer
       Evotec AG
       Essener Bogen 7
       22419 Hamburg
       Germany

                                                        Re: Evotec AG
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed October 28,
2021
                                                            File No. 333-260143

       Dear Dr. Lanthaler:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2021 letter.

       Amendment No. 3 to Registration Statement on Form F-1

       Other Agreements with Novo Nordisk A/S
       Evotec International Research Collaboration and License Agreement, page
157

   1. We note your response to comment 1. Please revise your description of this agreement to more specifically
quantify the payment provisions, including aggregate potential development milestone
and sales milestone payments per product. Please note, while we are willing to accept a
range for the royalty rate, disclosures such as "mid-double digit millions" and "low one
hundred millions" for the development and sales milestones are not sufficient. Please
revise to quantify each of these amounts on a per candidate basis.

                                                        You may contact Tracey
Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you
 Werner Lanthaler
Evotec AG
October 28, 2021
Page 2

have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameWerner Lanthaler
                                                           Division of
Corporation Finance
Comapany NameEvotec AG
                                                           Office of Life
Sciences
October 28, 2021 Page 2
cc:       Sophia Hudson
FirstName LastName